File No. 005-49223
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 13E-3
                       AMENDMENT NO. 4 - FINAL AMENDMENT
                       RULE 13e-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               ----------------

                          DecisionOne Holdings Corp.
                               (Name of Issuer)

                               ----------------

                          DecisionOne Holdings Corp.
                                Kenneth Draeger
                    DLJ Merchant Banking Partners II, L.P.
                        DLJ Offshore Partners II, C.V.
                        DLJ Diversified Partners, L.P.
                            DLJMB Funding II, Inc.
                   DLJ Merchant Banking Partners II-A, L.P.
                        DLJ Diversified Partners-A L.P.
                            DLJ EAB Partners, L.P.
                         DLJ Millennium Partners, L.P.
                        DLJ Millennium Partners-A, L.P.
                       UK Investment Plan 1997 Partners
                             DLJ First ESC L.L.C.
                      (Name of Persons Filing Statement)

  Common Stock, $0.01 par value                      13-345409
 (Title of Class of Securities)       (I.R.S. Employer Identification Number)

                               ----------------

                               KENNETH DRAEGER
                    Chairman and Chief Executive Officer
                         DecisionOne Holdings Corp.
                           50 East Swedesford Road
                         Frazer, Pennsylvania 19355
                               (610) 296-6000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                               ----------------

                                  Copies To:

        David R. King, Esq.                    George R. Bason, Jr., Esq.
      Morgan, Lewis & Bockius                    Davis Polk & Wardwell
       2000 One Logan Square                     450 Lexington Avenue
       Philadelphia, PA 19103                     New York, NY 10017

                                 June 2, 1997

   (Date Proxy Statement First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ].

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               DecisionOne Holdings Corp., a Delaware corporation (the
"Company") Kenneth Draeger, Chairman and Chief Executive Officer of the Company, and the following entities (collectively, the "DLJ Entities"): DLJ Merchant Banking Partners II, L.P. ("DLJMB"), a Delaware limited partnership, DLJ Offshore Partners II, C.V. ("Offshore"), a Netherlands Antilles limited partnership, DLJ Diversified Partners, L.P. ("Diversified"), a Delaware limited partnership, DLJMB Funding II, Inc. ("Funding"), a Delaware corporation, DLJ Merchant Banking Partners II-A, L.P. ("DLJMB-A"), a Delaware limited partnership, DLJ Diversified Partners-A L.P. ("Diversified-A"), a Delaware limited partnership, DLJ EAB Partners, L.P. ("EAB"), a Delaware limited partnership, DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership, DLJ Millennium Partners-A, L.P. ("Millennium-A"), a Delaware limited partnership, UK Investment Plan 1997 Partners ("UK Partners"), a Delaware partnership, and DLJ First ESC L.L.C. ("DLJ First"), a Delaware limited liability company, hereby submit Amendment No. 4 to their Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Statement"). The Statement relates to an Agreement and Plan of Merger dated as of May 4, 1997, as amended on July 15, 1997 (the "Merger Agreement") among the Company and Quaker Holding Co. ("MergerSub"), a Delaware corporation, pursuant to which MergerSub was merged with and into the Company (the "Merger"). The transactions contemplated by the Merger Agreement were approved by the stockholders of the Company and were consummated, in each case, on August 7, 1997. Pursuant to the Merger, each share (a "Share") of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and (ii) Shares as to which appraisal rights have been exercised) was, subject to certain limitations, converted at the election of the holder thereof, subject to the terms described in the proxy statement/prospectus of the Company (the "Proxy Statement/Prospectus"), into
(a) the right to receive $23.00 in cash, or (b) the right to retain one fully paid and nonassessable share of common stock of the Company following the Merger.

               This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Terms used but not defined herein shall have the meanings set forth in the definitive proxy materials of DecisionOne filed with the Securities and Exchange Commission on July 17, 1997.

               This final amendment to this Statement reports the consummation of the transactions contemplated by the Merger Agreement following approval thereof of the stockholders of the Company at a special meeting of such stockholders held on August 7, 1997.


Item 2. Identity and Background

               (a) This Amendment No. 4 to Schedule 13E-3 is being filed by the issuer, Kenneth Draeger and the DLJ Entities.

Item 3. Past Contacts, Transactions or Negotiations

               (b) At the Special Meeting held on August 7, 1997, the Merger was approved by a majority of shares of Company Common Stock entitled to vote at the meeting. A certificate of merger was filed with the Secretary of State of Delaware on August 7, 1997. As a result, the Effective Time occurred on August 7, 1997 and MergerSub was merged with into the Company.

Item 5. Plans or Proposals of the Issuer of Affiliate

               The Merger was consummated on August 7, 1997 and the transaction was closed. For those shareholders that elected to retain Company Common stock, the final proration factor was .138918878.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

               (a) Prior to consummating the transaction, the Board of Directors of the Company received a solvency opinion with respect to the Company and DecisionOne Corporation ("Operating Co.") from Houlihan Lokey Howard & Zukin ("Houlihan Lokey").

               (b)(1) Houlihan Lokey is an investment banking firm specializing in business and securities valuation, middle market investment banking and financial restructuring.

               (b)(2) Houlihan Lokey has provided solvency opinions in over 40 transactions in the past year.

               (b)(3) DecisionOne selected Houlihan Lokey based on its qualifications and reputation.

               (b)(4) Not applicable.

               (b)(5) Not applicable.

               (b)(6) Houlihan Lokey concluded that, after giving effect to the Merger and related transactions, (i) the fair value and present saleable value of each of the Company's and Operating Co.'s assets exceeds and would exceed its respective stated liabilities and identified contingent liabilities, (ii) each of the Company and Operating Co. should be able to pay its respective debts as they become absolute and mature, and (iii) the capital of each of the Company and Operating Co. is not and would not be unreasonably small for the respective business in which each is engaged. Houlihan Lokey based its opinion on such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Pursuant to General Instruction D of Schedule 13E-3, the full text of the opinion and the final opinion booklet which together set forth the assumptions made, matters considered and limitation on the review undertaken are attached hereto as exhibits and incorporated herein by reference.

               (c) The full text of the opinion and the final opinion booklet are attached hereto as exhibits and incorporated herein by reference.

Item 10. Interest in Securities of the Issuer

               As a result of the consummation of the Merger, the DLJ Entities acquired 7,520,009 shares of Company Common Stock (approximately 60.6% of the outstanding shares of Company Common Stock). The following chart sets forth the number of shares acquired by each DLJ Entity:

DLJ Entity                                    Shares and Percentage Acquired
----------                                    ------------------------------
                                               Shares              Percentage
                                              ---------            ----------

DLJ Merchant Banking Partners II, L.P.        4,703,762               37.9%
DLJ Offshore Partners II, C.V.                  231,307                1.9%
DLJ Diversified Partners, L.P.                  275,003                2.2%
DLJMB Funding II, Inc.                          946,201                7.6%
DLJ Merchant Banking Partners II-A, L.P.        187,326                1.5%
DLJ Diversified Partners-A L.P.                 102,127                0.8%
DLJ EAB Partners, L.P.                           21,119                0.2%
DLJ Millennium Partners, L.P.                    76,055                0.6%
DLJ Millennium Partners-A, L.P.                  14,834                0.1%
UK Investment Plan 1997 Partners                 88,052                0.7%
DLJ First ESC L.L.C.                            874,223                7.1%



               Kenneth Draeger did not purchase any shares in connection with the Merger.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

               The Company, the DLJ Entities, certain institutional investors and certain members of the Company's management (the "Management Shareholders"), have entered into an Investors' Agreement dated as of August 7, 1997 (the "Investors' Agreement"). Pursuant to the Investors' Agreement, the Board of Directors will comprise 7 members, 4 of which will be nominated by the DLJMB Entities, 2 of which will be independent directors satisfactory to the DLJMB Entities and 1 of which will be nominated by the Management Shareholders. Each of the parties to the Investors' Agreement has agreed to vote its shares of Company Common Stock in favor of the persons so nominated, provided that none of the parties will be required to vote for another party's nominees if the number of shares of Company Common Stock held by the person or group making the nomination is less than 10% of such person's or group's Initial Ownership (defined as the number of shares of Company Common Stock held by such person or group as of the date of the Investors' Agreement).

Item 17. Material to be Filed as Exhibits

               (b)(3) Solvency Opinion of Houlihan Lokey Howard and Zukin dated August 7, 1997.

               (b)(4) Presentation by Houlihan Lokey Howard and Zukin to the Board of Directors of DecisionOne Holdings Corp. on August 7, 1997.

               (c)(4) Investors' Agreement dated as of August 7, 1997 among the Company, the DLJ Entities and certain other persons named therein.

               (d)(1) Letter of Transmittal for presentation of stock certificates.

                                   SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

               Dated: August 18, 1997

                              DECISIONONE HOLDINGS CORP.

                              By:  /s/ Thomas J. Fitzpatrick
                                   --------------------------------------
                                   Name:  Thomas J. Fitzpatrick
                                   Title: Vice President
                                             and Chief Financial Officer

                              By:  /s/ Kenneth Draeger
                                   --------------------------------------
                                   Name:  Kenneth Draeger


                              DLJ MERCHANT BANKING PARTNERS II, L.P., a
                                  Delaware Limited Partnership

                              By DLJ Merchant Banking II, Inc.,
                                  as managing general partner

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJ MERCHANT BANKING PARTNERS II-A, L.P., a
                                  Delaware Limited Partnership

                              By DLJ Merchant Banking II, Inc.,
                                  as managing general partner

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJ OFFSHORE PARTNERS II, C.V., a Netherlands
                                  Antilles Limited Partnership

                              By DLJ Merchant Banking II, Inc.,
                                  as advisory general partner

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJ DIVERSIFIED PARTNERS, L.P., a Delaware
                                  Limited Partnership

                              By DLJ Diversified Partners II Inc.,
                                  as managing general partner

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJ DIVERSIFIED PARTNERS-A, L.P., a Delaware
                                  Limited Partnership

                              By DLJ Diversified Partners II, Inc.,
                                  as managing general partner

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJ EAB PARTNERS, L.P., a Delaware Limited
                                   Partnership

                              By DLJ LBO Plans Management Corporation
                                   as manager

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJ MILLENNIUM PARTNERS, L.P., a Delaware
                                   Limited Partnership

                              By DLJ Merchant Banking Partners II, Inc.,
                                   as managing general partner

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJ MILLENNIUM PARTNERS-A, L.P., a Delaware
                                   Limited Partnership

                              By DLJ Merchant Banking Partners II, Inc.,
                                   as managing general partner

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJMB FUNDING II, INC., a Delaware Corporation

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President


                              DLJ FIRST ESC, L.L.C.

                              By DLJ LBO Plans Management Corporation,
                                   as manager

                              By:  /s/ Ivy Dodes
                                   --------------------------------------
                                   Name:  Ivy Dodes
                                   Title: Vice President



                              UK INVESTMENT PLAN 1997 PARTNERS

                              By Donaldson, Lufkin & Jenrette, Inc.,
                                   as general partner

                              By:  /s/ Lucia Swanson
                                   --------------------------------------
                                   Name:  Lucia Swanson
                                   Title: Senior Vice President